4704 Harlan Street, Suite 420
Denver, Colorado 80212

November 13, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

           Re:     Registration Statement on Form SB-2
                     File No. 333-45100
                     Multi-Link Telecommunications, Inc.

Ladies and Gentlemen:

        The undersigned, being the Chief Executive Officer of Multi-Link Telecommunications, Inc. (the “Company”), respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form SB-2, originally filed on September 1, 2000 (File No. 333-45100), together with all amendments (together, the “Registration Statement”), be withdrawn. The Company requests the issuance of an Order of Withdrawal because it abandoned plans for the proposed public offering due to adverse conditions in the public capital markets generally and particularly with respect to telecommunications companies and due to the inability of the Company and its proposed underwriters to successfully market the proposed transaction. No securities were sold in connection with the offering described in the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

        The Company requests that it receive the Order of Withdrawal as soon as practicable after issuance by the Commission and that a copy of the Order by forwarded to Jeffrey A. Sherman, Esq., Faegre & Benson, LLP, 370 Seventeenth Street, 2500 Republic Plaza, Denver, Colorado 80202.

                                                                                                            Respectfully submitted,

                                                                                                            MULTI-LINK TELECOMMUNICATIONS, INC.

                                                                                                            By: /s/ Nigel V. Alexander
                                                                                                                  Chief Executive Officer